Buenos Aires, August 4, 2016

Sres.

COMISIÓN NACIONAL

DE VALORES

BOLSA DE COMERCIO DE

BUENOS AIRES

Nota PESA – LegC     /16

Ref.: Answer to information requirement regarding the sale of the Company´s participation in Transportadora de Gas del Sur S.A.

Dear Sirs:

I write to the Comisión Nacional de Valores in my capacity as Head of Market Relations of Pampa Energia S.A. (‘Pampa’ or the ‘Company’) in connection with the relevant facts published on July 19, 2016.

To that regard and answering the information requirement made by note n° 195528, signed by Mr. Roberto Chiaramoni, Submanager of the Technical and Marketable Securities Management, in which he requires the Company to inform the economic result of the sale of its indirect ownership in Transportadora de Gas del Sur S.A. (“TGS”), given that the deal closed recently (July 27, 2016) as informed on the same date through a relevant fact and also given that the terms and conditions of the transaction require the Company to make estimations and evaluations regarding the assets involved; the Company is currently making all necessary analysis as per the applicable accounting standards. We estimate to provide the required information in our financial statements as of June 30, 2016, not being appropriate an isolated analysis of this transaction not taking into account the rest of the Company´s operation; without risking giving misleading information to the investing public. Notwithstanding, we will opportunely provide the information.

Sincerely,

Maria Agustina Montes

Head of Market Relations